UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

        Golar LNG Limited
(Translation of registrant’s name into English)

Par-la-Ville Place,
14 Par-la-Ville Road,
Hamilton,
HM 08,
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited dated May 30, 2012.

Exhibit 99.1

Interim Results for the period ended March 31, 2012

Highlights

•	Golar LNG reports consolidated net income of $15.2 million and consolidated operating income of $27.8 million for the first quarter of 2012

•	Golar LNG increases quarterly cash dividend by $0.025 cents to $0.35 cents per share

•	Golar raises $250 million through a convertible bond transaction

•	Golar expands its newbuilding fleet further with a firm order of four additional carriers bringing its total order book to 13 vessels

•	Golar Arctic and Golar Grand commence new charters with a combined annualized EBITDA of $84 million

Subsequent events

•	FSRU Conversion of Nusantara Regas Satu (formerly Khannur) completed and vessel delivered to Charterer with start of operation May 4th

•	Hilli and Gandria in final stages of reactivation and will be marketed for future trading in June

•	LNG shipping market to remain structurally tight through middle of the decade

Financial Review

Golar LNG Limited (“Golar” or the “Company”) reports consolidated net income of $15.2 million and consolidated operating income of $27.8 million for the three months ended March 31, 2012 (the “first quarter”).

Revenues in the first quarter were $83.1 million as compared to $80.6 million for the fourth quarter of 2011 (the “fourth quarter”). The increase is primarily as a result of the additional revenue contribution from Gimi which was on charter throughout the quarter and further enhanced by the commencement of the new 3 year charters for Golar Grand and Golar Arctic. This is reflected in an improved TCE for the first quarter at $90,464 compared to $86,521 for the fourth quarter. As in the fourth quarter, vessel utilization in the first quarter is effectively 100%.

As expected, operating costs in the first quarter at $27.9 million is higher than the fourth quarter at $17.6 million. This is mainly due to the expensed reactivation costs for both Hilli and Gandria and represents costs which cannot be capitalized as they are deemed to be repairs in nature. Given that both vessels’ re-activation is nearing completion, it is not expected that operating costs will continue at this high level into the second quarter of 2012.

The Company booked an accounting gain of $4.1 million during the quarter arising from its purchase, in January 2012, of the remaining fifty percent (50%) interest in the company that owns the Gandria. This has arisen as the Company is required to re-measure the carrying value of it’s existing 50% share in the company and compare that to its fair value which is represented by the $19.5m purchase price. This resulted in a gain of $2.4million. Furthermore, the Company also recognized a gain on a bargain purchase of $1.7 million as the cost of the acquisition is less than the fair value of the net assets acquired.

Net interest expense for the first quarter at $6.1 million is slightly higher than the $5.6 million incurred in the fourth quarter mainly due to interest accruing on the Company’s March 2012 convertible bond issue.

Other financial items increased to a loss of $2.6 million in the first quarter compared to a small loss of $0.05 million in the fourth quarter. This is mainly due to the negative movement in the valuation of currency swaps and forward contracts.

Financing, corporate and other matters

Dividends
The Board has proposed to increase the cash dividend by $0.025 cents to a total of $0.35 cents a quarter. This is supported by the commencement of the time charters for both Golar Grand and Golar Arctic and a solid financial situation. The record date for the dividend will be June 13, ex-dividend date is June 11 and the dividend will be paid on or about June 27, 2012.

Nusantara Regas Satu (“NR Satu”) (formerly Khannur)
The Board is pleased to announce that the conversion of NR Satu into an FSRU was technically completed towards the end of March. Following testing and mooring of the vessel at site in Jakarta Bay, the FSRU was officially delivered to the Charterer on May 4 and has been on hire since that date. Golar sees this as a significant milestone in its history as it has once again proven its place as the market leader in FSRU conversions and further expanded it business operations in Indonesia.

In cooperation with the Charterer, PT Nusantara Regas, the FSRU is currently being commissioned following which normal operations will commence. Golar Partners has an option to purchase NR Satu from the Company at market value and management is currently discussing the terms and timing of a possible acquisition.

Golar Viking
The Golar Viking ended its charter arrangements and was delivered under a new contract on May 1. The charter is for a period of approximately 11 months at a rate significantly above its previous charter rate.

Newbuildings
Having previously announced 2 firm newbuild contracts with Hyundai Samho Heavy Industries Co., Ltd., the Company announced on February 26, 2012 that it has entered into firm contracts with Samsung Heavy Industries Co. Ltd. (“Samsung”) for two LNG carriers to be delivered in the second quarter of 2014 and early 2015. The aggregate price for the two ships is approximately $400 million. Each contract also comes with an option for a further carrier for 2015 delivery. Attached to both options is the right to select an FSRU alternative and the vessel contracted for delivery in early 2015 also comes with the option for construction as an FSRU. These orders take Golar’s total newbuild order book to 13. All the vessels will be delivered with tri-fuel diesel electric engines and with the lowest boil-off rate available.

Golar Grand and Golar Arctic charter
The Board is pleased to announce that the new charters for Golar Grand and Golar Arctic commenced during March 2012.

The Golar Grand is now employed by an oil major for a duration of three (3) years with an option to extend the charter period for an additional three (3) years. During its employment, the Golar Grand will contribute approximately $39 million in annualised EBITDA.

The Golar Arctic is now employed by a major Japanaese trading house for three (3) years. During its employment, the Golar Arctic will contribute approximately $45 million in annualised EBITDA.

Reactivation of Hilli and Gandria
As announced previously, the Company secured the remaining fifty percent (50%) interest in the company that owns the Gandria and immediately took steps to prepare the vessel for re-activation. The reactivation process for both Gandria and Hilli is nearing completion and the Company expects that both will be available for service in June.

Convertible bond
The Company announced on February 28, 2012 that it had placed a convertible bond (the “Bond”) offering for $250 million. The Bonds have a term of five (5) years, a coupon of 3.75% and a conversion price of $55 per share which represented a premium of 25% over the reference price of $44 per share. The Bond proceeds will primarily be used as a part financing for the newbuilding program. The non amortizing structure and the 5 year maturity of the Bond increases the Company’s financial flexibility and creates an opportunity to be more market opportunistic with respect to the chartering out of its new building capacity.

De-listing from Oslo Bors
The Company announced on April 27, 2012 that it would seek to de-list from the Oslo Bors. The Company has observed its stock movements over the years and seen trading volumes improve in the US while only limited volumes have traded in Norway. The concentration in the US is further supported by the fact that less than 18% of the total shares, excluding World Shipholding, are currently held in the Norwegian VPS system. With these facts, the Board has determined that there is very limited benefit in having two separate listings. In accordance with Oslo Stock Exchange rules, such a delisting will need support from two thirds of the shareholders present at a special general meeting. Golar’s major shareholder, World Shipholding which owns 45.8% of the Company, will vote in favour of the delisting. The Board has called for a special general meeting to be held on June 18, 2012 to seek shareholder support to delist from the Oslo Stock Exchange.

Shares and options
During the quarter a total of 62,500 options were exercised. In connection with this, the Company issued 62,500 new shares. The total number of remaining options is 786,404. As at the March 31, 2012 the total number of shares outstanding in Golar excluding options is 80,298,752.

Shipping

During the quarter, strong demand continued for modern LNG carriers. However, consistent with first quarter chartering activities in prior years, downward pressure on rates was experienced as LNG buyers slowed their cargo purchases and the pool of available vessels increased as ships came off their winter charters. Demand was also weaker due to several production plants undergoing maintenance work.

Demand for multi-year shipping requirements continued to be driven by high demand for LNG liquefaction projects due to increased exports and fleet renewals. While the short term market saw a decline in rates due to seasonal trends and the challenges faced by the prevailing trading environment, with only 2 firm open positions basis modern tonnage with structural availability in 2012, (i.e. vessels that are not limited by the term they can be offered for), owners with existing structural availability in both 2012 and 2013 continue to command high charter rates but show preference to secure a minimum period of 3 years at historically high rates. Most recently, prompt existing tonnage with structural availability has been fixed between $145,000 to $155,000 per day levels.

Whilst the short-term shipping came under downward pressure during the quarter the market started to pick-up momentum towards the end of the quarter. Anticipated Far East LNG demand, strong interest from South America and the restart of production at several plants, following scheduled maintenance, lead to an increase in chartering interest. With anticipated structural tightness during 2012 to 2014, 3 year charters at rate expectations remain close to short term rates. As charters seek to fix vessels in advance of their forthcoming winter requirements, the market is tightening. As a result, owners have the ability to be selective in choosing the length of the charters they wish to pursue.

The worldwide LNG fleet currently stands at 365 vessels including FSRUs, with a further 80 on order including FSRU’s; 71 vessels have been ordered since January 1, 2011, including 14 vessels ordered in 2012. Today, approximately half the order book is committed to charterers.

In the period 2014 to 2015, substantial new LNG supply is anticipated in particular from Australia, which will require significant and as yet unsecured additional shipping capacity. Additional shipping capacity will also be needed to support the development of new liquefaction capacity, as well as the growing short term / spot LNG trading business (which accounts for, on average, between 18-22% of the overall LNG trade). The development of potential U.S. LNG export capacity will further increase the demand for tonnage. The demand for LNG shipping is also positively affected by the debottlenecking of existing liquefaction facilities, which gives rise to additional LNG production.

Golar currently has three existing first generation vessels, four existing modern vessels and eleven newbuilding LNG carriers, in addition to two newbuilding FSRUs, available for employment over the next three years. With this position Golar is uniquely positioned to serve its customers. With fundamental evidence of a structural deficit in the supply of LNG carriers in this same time period, the Board believes that the Company is advantageously positioned to lock in solid long term returns. Golar’s new vessels will be delivered with historically low boil off rates and will have in all material respects superior operating performance relative to the existing fleet.

FSRUs

The Board is optimistic with regards to further prospects for growth in Golar’s FSRU business. It remains one of the Company’s cornerstones for delivering further growth to its shareholders. With the delivery of the West Java Project, Golar’s fourth operational FSRU, Golar remains the only company in the world to have delivered operational FSRU projects based on the conversion of an LNG carrier. The Company is also encouraged by current market demands against a small supply pool of FSRU owner/operators and FSRU assets in the 2013/2014 time frame. While global interest is firm and demand rising, of particular note is increasing activity among top tier oil and gas companies in China, East Coast India, and the Middle East.

Since the last earnings report, Golar was shortlisted for two FSRU projects while a third project, for which Golar had been previously shortlisted, is nearing a decision point. The Company is exposed to the inherent uncertainties of such projects clearing all necessary hurdles to reach a final investment decision (“FID”) however with the number of credible project developers at present, the prospects for at least one new FSRU contract being awarded to Golar within 2012 looks increasingly promising.

LNG Market

Incremental LNG supplies remained limited in both the Atlantic and Pacific basin regions during the quarter on the back of planned maintenance from Snohvit, Trinidad, Qatar and the unexpected shut-down of Yemen LNG in March due to damage to its LNG supply pipeline.

During the early part of the first quarter of 2012, Far East demand was muted as both Korea and Japan’s inventory was well stocked for the winter period. Consequently, buying interest became price sensitive and more opportunistic as a direct result of shipping constraints. However, by the end of the quarter, support for Far East price increases surfaced on the back of a further reduction in Japan’s nuclear capacity (by March 2012 only 2 of Japan’s 54 reactors remained operational with both units expected off-line by the second quarter of 2012) and the proliferation of the counter-seasonal markets in South America (specifically Brazil and Argentina) and the Middle East. With other regions competing for limited spot cargoes, and Japan’s demand for prompt deliveries increasing, LNG sellers price expectations strengthened. With the nuclear utilization in Japan hitting zero in the second quarter of 2012 forward appetite for incremental supply in the Far East is now expected to remain strong throughout the summer period, as focus shifts to securing cargoes for the peak summer demand.

While Europe remained quiet, South American markets were active with considerable supply moving into both Argentina and specifically Brazil. Prompt demand from Brazil during this period has been driving the short-term buying in the spot market, with Brazil even paying above Asia, preventing Atlantic basin cargoes from moving east. With muted domestic demand in Spain and Belgium there has been a significant up-tick in the amount of re-exports with both Far East and South America discharge intentions. During this quarter re-export opportunities out of the United States had declined to only 3 cargoes on the back of high sellers price expectations, limiting storage opportunities in the Gulf. Europe however had up to 8 cargoes re-exported in the first quarter, including 6 originating from Spain. The market is expected to see more European re-exports throughout the summer as European gas demand is expected to remain weak, while the global market continues to tighten.

New LNG supply projects slated to come on line in the coming quarters have suffered minor start-up delays in the first quarter of 2012. Woodside’s Pluto Train 1 production has commenced, with the first commercial cargo delivered in early May. Angola LNG, also experienced minor delays and is slated to export its first cargo in June 2012, a set-back of about 2 months from its original target date. In addition to these, supply projects under construction in both the Atlantic and Pacific Basin have reached close to 73 million tonnes, with 54 million tonnes slated to come on line by 2016. Furthermore, two projects (Sabine LNG Export / Australia Pacific LNG Train 2) are expected to announce a FID in 2012, adding additional capacity of 22.5 million tonnes to projects under construction. As of today, Cheniere’s Sabine Pass has received FERC approval, with an FID expected very shortly.

The additional new production in 2012 from Pluto and Angola LNG, together with debottlenecking projects and the ramp up of the significant number of new projects that have recently started up could add up to approximately 14 million tonnes of LNG (or approximately 5.2% of total current production) to the market by the end of 2012. In the same timeframe only 2 conventional size vessels are expected to be delivered, both dedicated to lift project volumes from Malaysia and Angola.

Outlook

The Company remains fundamentally optimistic about its future prospects both near and long term. Golar has a strong position of available vessel capacity set against a market with undeniably strong fundamentals. The Company has already capitalized on its dominant position of prompt tonnage availability during 2012 with the commencement of term charters of Golar Grand and Arctic which will result in a significant increase in revenues in the second quarter. The new charter recently concluded on Golar Viking will continue this trend with additional upcoming potential on the near term open positions on Golar Maria, Hilli, and Gandria.

Turning to the longer term, the Company’s newbuild program has absorbed 30 – 40% of the available open capacity fleet wide in the period from late 2013 onwards. Projects already under construction will add close to 73 million tonnes of production annually in the same time frame with upside potential coming from several areas including US exports and further growth in Australia. The Board believes that up to the present time, rates for long term charters have not yet fully matured to the point where it is reflecting the true value of open tonnage in the middle part of the decade. The Company remains confident that this situation will improve as more product comes to the market.

The weakness in the overall shipping market as well as the financing markets has clearly limited the Company’s potential competitors ability to capitalize on this opportunity and created an interesting window. On the assumption that the projected sale of the FSRU vessel N R Satu to Golar LNG Partners is concluded, Golar expects to be able to take delivery of its entire newbuilding program, maintain a high dividend payment and expand its activities without raising further equity. The Board has further approved a stock repurchase program which authorizes the buy back of up to 10% of the Company’s outstanding stock. The program expires December 31, 2013, and has a maximum repurchase price of $45 per share. The objective of the share buy-back program is to distribute the Company’s equity capital to its shareholders in a manner more beneficial to shareholders than through an ordinary dividend. The shares purchased under the program will be kept as treasury shares and may ultimately be cancelled.

With the upcoming build up of fleet size, the Board is currently putting a large focus on ensuring it has the organizational capacity to achieve and maintain a first class operational service in technical management of the Company’s vessels. The Company has in the recent months significantly strengthened the staff in its management company, Golar Wilhelmsen, in order to prepare for increased activities. With its technical management organization combining the best of both worlds of internal organization control combined with leveraging the systems of Wilhelmsen Ship Management the Board believes it has the right formula to provide its customers with industry leading shipping service.

The Company’s FSRU franchise remains a cornerstone of the business with four units now operational. Although only a portion of the multitude of new FSRU projects being developed will likely reach FID in the near term, the Board believes that the Company’s unmatched project delivery and operations credentials combined with its ability to provide prompt delivery of its two committed newbuild FSRU’s will create interesting contracting opportunities with high value contracts and subsequent commitment to additional newbuild orders. The Company’s decision to design FSRU’s that can operate as LNG trading vessels with comparable performance characteristics creates a high degree of flexibility in ensuring strong revenue contribution from these assets.

The Company is still considering opportunities in other LNG infrastructure plays such as power ships and simple LNG producing plants. The economics in these projects are very compelling but they are to a much larger extent based on a close cooperation with end users and with significant higher completion, technical and legislation risk.

Operating income (after depreciation) in the second quarter of 2012 is expected to increase by more than 100% compared to first quarter. The Company expects reduction in operating cost and an increase in revenue as a function of new charters. The results so far in the quarter confirms both these trends. The Board is excited about the way the LNG industry is evolving where a one year charter rate has now reached a point where the cost of a newbuilding is only approximately four times annual EBITDA for a modern vessel. The Board remains confident that the Company is well positioned to deliver strong growth and solid returns to shareholders in the years to come.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including examination of historical operating trends made by the management of Golar LNG. Although Golar LNG believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond its control, Golar LNG cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Included among the factors that, in the Company’s view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: inability of the Company to obtain financing for the new building vessels at all or on favourable terms; changes in demand; a material decline or prolonged weakness in rates for LNG carriers; political events affecting production in areas in which natural gas is produced and demand for natural gas in areas to which our vessels deliver; changes in demand for natural gas generally or in particular regions; changes in the financial stability of our major customers; adoption of new rules and regulations applicable to LNG carriers and FSRU’s; actions taken by regulatory authorities that may prohibit the access of LNG carriers or FSRU’s to various ports; our inability to achieve successful utilisation of our expanded fleet and inability to expand beyond the carriage of LNG; increases in costs including: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; the current turmoil in the global financial markets and deterioration thereof; changes in applicable maintenance or regulatory standards that could affect our anticipated dry-docking or maintenance and repair costs; our ability to timely complete our FSRU conversions; failure of shipyards to comply with delivery schedules on a timely basis and other factors listed from time to time in registration statements and reports that we have filed with or furnished to the Securities and Exchange Commission, including our Annual Report on Form 20-F and subsequent announcements and reports. Nothing contained in this press release shall constitute an offer of any securities for sale.

May 30, 2012
The Board of Directors
Golar LNG Limited
Hamilton, Bermuda.

Questions should be directed to:
Golar Management Limited – +44 207 063 7900
Doug Arnell – Chief Executive Officer
Brian Tienzo – Chief Financial Officer

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2012	2011	2011	2011
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan - Dec

Operating revenues	83,069	80,622	67,487	299,848
Vessel operating expenses	27,910	17,622	14,000	62,872
Voyage and charterhire expenses	746	1,022	3,844	6,042
Administrative expenses	6,515	9,896	8,257	33,679
Depreciation and amortization	20,043	18,301	17,355	70,286
Impairment of long-term assets	-	500	-	500
Total operating expenses	55,214	47,341	43,456	173,379

Other operating gains and losses	(16)	515	(3,586)	(5,438)

Operating income	27,839	33,796	20,445	121,031

Gain on business acquisition (note 11)	4,084	–	–	–
Gain on sale of available-for-sale-securities	–	–	541	541

Financial income (expenses)
Interest income	512	565	440	1,757
Interest expense	(6,622)	(6,136)	(7,308)	(25,773)
Other financial items	(2,647)	(47)	(36)	(29,086)
Net financial expenses	(8,757)	(5,618)	(6,904)	(53,102)

Income before taxes, equity in net earnings of associates and non-controlling interests	23,166	28,178	14,082	68,470
Taxes	1,169	(926)	423	1,705
Equity in net earnings (losses) of investees	6	(240)	(689)	(1,900)

Net income	24,341	27,012	13,816	68,275
Net (income) loss attributable to non-controlling interests	(9,165)	(9,832)	2,532	(21,625)
Net income attributable to Golar LNG Ltd	15,176	17,180	16,348	46,650

Basic and diluted earnings per share ($)	$0.19	$0.21	$0.24	$0.62

The accompanying notes are an integral part of these condensed consolidated financial statements

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	2012	2011	2011	2011
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

Net income	24,341	27,012	13,816	68,275
Other comprehensive (loss) income:
Losses associated with pensions (net of tax)	–	(3,139)	–	(3,139)
Unrealized net gain on qualifying cash flow hedging instruments	1,526	2,930	3,258	1,024

Other comprehensive income (loss)	1,526	(209)	3,258	(2,115)

Comprehensive income	25,867	26,803	17,074	66,160

Comprehensive income attributable to:

Stockholders of Golar LNG Limited	16,389	16,354	18,965	43,636
Non-controlling interests	9,478	10,449	(1,891)	22,524

	25,867	26,803	17,074	66,160

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	2012	2011
(in thousands of $)	Mar-31	Dec-31

ASSETS
Current
Cash and cash equivalents	107,868	66,913
Restricted cash and short-term investments	43,895	28,012
Other current assets	16,008	10,687
Amounts due from related parties	91	354
Total current assets	167,862	105,966
Non-current
Restricted cash	189,438	185,270
Equity in net assets of non-consolidated investees	5,390	22,529
Newbuildings	296,578	190,100
Vessels and equipment, net	1,770,477	1,704,907
Other long-term assets	24,080	23,862
Total assets	2,453,825	2,232,634

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current
Current portion of long-term debt	64,433	64,306
Current portion of capital lease obligations	6,152	5,909
Other current liabilities	160,103	164,747
Amounts due to related parties	558	21,178
Total current liabilities	231,246	256,140
Long-term
Long-term debt	839,381	627,243
Long-term debt to related parties	90,000	80,000
Obligations under capital leases	406,263	399,934
Other long-term liabilities	111,702	113,497
Equity
Non-controlling interests	80,999	78,055
Stockholders’ equity	694,234	677,765

Total liabilities and stockholders’ equity	2,453,825	2,232,634

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	2012	2011	2011	2011
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

OPERATING ACTIVITIES
Net income	24,341	27,012	13,816	68,275
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	20,043	18,301	17,355	70,286
Amortization of deferred tax benefits on intragroup transfers	(1,814)	(1,814)	(1,245)	(6,687)
Amortization of deferred charges	384	359	393	1,484
Undistributed net earnings (losses) of non-consolidated investee	(6)	240	689	1,900
Drydocking expenditure	(13,204)	(2,264)	(2,723)	(19,773)
Stock-based compensation	557	889	415	1,970
Gain on business acquisition (note 11)	(4,084)	–	–	–
Gain on available-for-sale-securities	–	–	(541)	(541)
Change in market value of derivatives	(5,289)	(3,556)	(8,296)	3,117
Trade accounts receivable	(2,269)	2,849	1,226	5,245
Inventories	114	1,099	(28,234)	2,479
Prepaid expenses, accrued income and other assets	(2,797)	2,421	(12,424)	(3,721)
Amount due from/to related companies	777	(440)	183	(404)
Trade accounts payable	(15,834)	(23,413)	29,926	(12,804)
Accrued expenses	4,933	(5,943)	12,884	8,082
Interest element included in capital lease obligations	22	270	211	898
Unrealized foreign exchange loss/(gain)	3,689	(183)	5,089	1,669
Impairment of long-term assets	-	500	–	500
Other current and long-term liabilities	(1,752)	2,069	(4,421)	(5,367)
Net cash provided by operating activities	7,811	18,396	24,303	116,608

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS (CONTINUED)

	2012	2011	2011	2011
(in thousands of $)	Jan-Mar	Oct-Dec	Jan-Mar	Jan-Dec

INVESTING ACTIVITIES
Additions to vessels and equipment	(17,518)	(13,488)	(14,888)	(99,082)
Additions to newbuildings	(106,478)	(8,136)	–	(190,100)
Investment in subsidiary, net of cash acquired (note 11)	(19,438)	–	–	–
Additions to unlisted investments	–	(3,833)	(130)	(4,152)
Placement of long-term restricted cash	–	–	–	(1,739)
Proceeds from sale of investments in available-for-sale securities	–	–	901	901
Restricted cash and short-term investments	(15,730)	(238)	(6,314)	(4,472)
Net cash used in investing activities	(159,164)	(25,695)	(20,431)	(298,644)
FINANCING ACTIVITIES
Proceeds from short-term debt	–	–	–	23,600
Proceeds from long-term debt	250,000	–	–	–
Proceeds from long-term debt from related parties	170,000	–	–	80,000
Repayments of obligations under capital leases	(1,460)	(1,463)	(1,414)	(6,054)
Repayments of long-term debt	(9,678)	(21,573)	(23,281)	(105,750)
Repayments of long-term debt to related parties	(160,000)	–	–	–
Repayments of short-term debt	–	–	–	(23,600)
Financing costs paid	(3,428)	–	–	–
Cash dividends paid	(47,167)	(12,939)	(20,425)	(65,022)
Acquisition of non-controlling interest	–	–	-	(108,050)
Non-controlling interest dividends	(6,534)	(6,220)	(1,000)	(12,532)
Proceeds from exercise of share options (including disposal of treasury shares)	575	995	2,278	13,845
Proceeds from issuance of equity in subsidiaries to non-controlling interests	–	–	3,944	287,795
Net cash provided by (used in) financing activities	192,308	(41,200)	(39,898)	84,232
Net increase (decrease) in cash and cash equivalents	40,955	(48,499)	(36,026)	(97,804)
Cash and cash equivalents at beginning of period	66,913	115,412	164,717	164,717
Cash and cash equivalents at end of period	107,868	66,913	128,691	66,913

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Accumulated		Total before
			Additional		Other	Accumulated	Non-	Non-
	Share	Treasury	Paid in	Contributed	Comprehen-	Retained	Controlling	Controlling	Total
(in thousands of $)	Capital	Shares	Capital	Surplus	sive loss	Earnings	Interests	Interests	Equity

Balance at December 31, 2010	67,808	(2,280)	100,285	200,000	(33,311)	78,086	410,588	188,734	599,322
Net income	–	–	–	–	–	16,348	16,348	(2,532)	13,816
Grant of share options	–	–	415	–	–	–	415	–	415
Other comprehensive income	–	–	–	–	2,617	–	2,617	641	3,258
Dividends	–	–	–	–	–	(20,425)	(20,425)	–	(20,425)
Non-controlling interest dividends	–	–	–	–	–	–	–	(1,000)	(1,000)
Disposal of treasury shares	–	2,280	–	–	–	–	2,280	–	2,280
Exercise of share options	391	–	4,640	–	–	(1,392)	3,639	359	3,998

Balance at March 31, 2011	68,199	–	105,340	200,000	(30,694)	72,617	415,462	186,202	601,664

					Accumulated		Total before
			Additional		Other	Accumulated	Non-	Non-
	Share	Treasury	Paid in	Contributed	Comprehen-	Retained	Controlling	Controlling	Total
(in thousands of $)	Capital	Shares	Capital	Surplus	sive loss	Earnings	Interest	Interest	Equity

Balance at December 31, 2011	80,237	–	398,383	200,000	(34,948)	34,093	677,765	78,055	755,820

Net income	–	–	–-	–	–-	15,176	15,176	9,165	24,341
Dividends						(26,031)	(26,031)	–-	(26,031)
Share options charge	–	–	557	–	–	–	557	–	557
Issuance of convertible bonds (note 7)	–	–	24,979	–	–	–	24,979	–	24,979
Non-controlling interest dividends	–	–	–-	–-	–	–		(6,534)	(6,534)
Exercise of share options	62	–	1,002	–-	–-	(489)	575	–	575
Other comprehensive income	–	–	–	–	1,213	–	1,213	313	1,526

Balance at March 31, 2012	80,299	–	424,921	200,000	(33,735)	22,749	694,234	80,999	775,233

The accompanying notes are an integral part of these condensed consolidated financial statements.

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements

1.	GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited (“World Shipholding”), a company indirectly controlled by Trusts established by John Fredriksen for the benefit of his immediate family. Mr. Fredriksen is a Director, the Chairman and President of Golar. As of March 31, 2012 and December 31, 2011, World Shipholding owned 45.81% of Golar.

2.	ACCOUNTING POLICIES

Basis of accounting

The Condensed Consolidated Financial Statements at March 31, 2012 and for the quarters ended March 31, 2012 and 2011 are unaudited, but in the opinion of management include all adjustments (consisting only of normal recurring adjustments) necessary for a fair statement of the results for the interim periods. The results reported in these Condensed Consolidated Financial Statements should not necessarily be taken as indicative of results that may be expected for the entire year.

Significant accounting policies

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s audited consolidated financial statements for the year ended December 31, 2011.

3.	SEGMENTAL INFORMATION

The Company owns and operates LNG carriers and FSRUs and provides these services under time charters under varying periods and trades in physical and future LNG contracts. Golar's reportable segments consist of the primary services it provides. Although Golar's segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. There have not been any intersegment sales during the periods presented. Segment results are evaluated based on operating income. The accounting principles for the segments are the same as for the Company's consolidated financial statements.

The business is split into two segments based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. The Company operates in the following two segments:

·	Vessel Operations – The Company owns or leases, and subsequently charters out LNG vessels and FSRUs for fixed terms to customers.
·	LNG Trading – Provides physical and financial risk management in LNG and gas markets for its customers around the world. Activities include structured services to outside customers, arbitrage service as well as proprietary trading.

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (continued)

3. SEGMENTAL INFORMATION (continued)

The LNG trading operations meets the definition of an operating segment as the business is a financial trading business and its financial results are reported directly to the chief operating decision maker. The LNG trading segment is a distinguishable component of the Company from which it earns revenues and incurs expenses and whose operating results are regularly reviewed by the chief operating decision maker, and which is subject to risks and rewards different from the vessel operations segment.

(in thousands of $)	Three months ended			Three months ended
	March 31, 2012			March 31, 2011

	Vessel	LNG		Vessel	LNG
	operations	Trading	Total	operations	Trading	Total

Revenue from external customers	83,069	–	83,069	67,487	–	67,487
Vessel and voyage operating expenses	(28,656)	–	(28,656)	(17,844)	–	(17,844)
Administrative expenses	(6,037)	(478)	(6,515)	(5,681)	(2,576)	(8,257)
Depreciation and amortization	(19,921)	(122)	(20,043)	(17,248)	(107)	(17,355)
Other operating gains and losses	–	(16)	(16)	–	(3,586)	(3,586)

Operating income (loss)	28,455	(616)	27,839	26,714	(6,269)	20,445
Gain on business acquisition	4,084	–	4,084	–	–	–
Gain on sale of available for sale securities	–	–	–	541	–	541
Net financial expenses	(8,757)	–	(8,757)	(6,898)	(6)	(6,904)
Income taxes	1,169	–	1,169	423	–	423
Equity in net losses of investees	6	–	6	(689)	–	(689)

Net income (loss)	24,957	(616)	24,341	20,091	(6,275)	13,816
Non-controlling interests	(9,165)	–	(9,165)	2,532	–	2,532
Net income attributable to Golar LNG Ltd	15,792	(616)	15,176	22,623	(6,275)	16,348

Total assets	2,452,254	1,571	2,453,825	2,017,459	73,026	2,090,485

Revenues from external customers

The vast majority of the Company’s vessel operations arise under time charters and in particular with four charterers, Petrobras, Dubai Supply Authority, Qatar Gas Transport Company and Pertamina. Petrobras is a Brazilian energy company. Dubai Supply Authority, or DUSUP is a government entity which is the sole supplier of natural gas to the Emirate. Qatar Gas Transport Company is a Qatari-listed shipping company established by the State of Qatar. Pertamina is the state-owned oil and gas company of Indonesia.

In time charters, the charterer, not the Company, controls the choice of which routes the Company's vessel will serve. These routes can be worldwide. Accordingly, the Company's management, including the chief operating decision maker, does not evaluate the Company’s performance either according to customer or geographical region.

For the three months ended March 31, 2012 and 2011, revenues from the following customers accounted for over 10% of the Company’s consolidated revenues:

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (continued)

3. SEGMENTAL INFORMATION (continued)

(in thousands of $)	Three months ended		Three months ended
	March 31, 2012		March 31, 2011

Petrobras	23,439	28%	22,400	33%
DUSUP	12,018	14%	11,780	17%
Qatar Gas Transport Company	11,925	14%	3,918	6%
Pertamina	8,994	11%	9,282	14%
BG Group plc	8,676	10%	6,207	9%

4. EARNINGS PER SHARE

Basic earnings per share (“EPS”) are calculated with reference to the weighted average number of common shares outstanding during the period. Treasury shares are not included in the calculation. The computation of diluted EPS for the three month periods ended March 31, 2012 and 2011 respectively, assumes the conversion of potentially dilutive instruments.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

	Three months ended	Three months ended
	March 31,	March 31,
(in thousands of $)	2012	2011

Net income attributable to Golar LNG Ltd available to stockholders – basic and diluted	15,176	16,348

The components of the denominator for the calculation of basic and diluted EPS are as follows:

	Three months ended	Three months ended
	March 31,	March 31,
(in thousands of $)	2012	2011

Basic earnings per share:
Weighted average number of shares	80,271	68,077
Weighted average number of treasury shares	–	(47)

Weighted average number of common shares outstanding	80,271	68,030

	Three months ended	Three months ended
	March 31,	March 31,
(in thousands of $)	2012	2011

Diluted earnings per share:
Weighted average number of common shares outstanding	80,271	68,030
Effect of dilutive share options	133	208

Common stock and common stock equivalents	80,404	68,238

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (continued)

4.	EARNINGS PER SHARE (continued)

Earnings per share are as follows:

	Three months ended	Three months ended
	March 31,	March 31,
(in thousands of $)	2012	2011

Basic and diluted	$0.19	$0.24

In March 2012, the Company completed a private placement offering for convertible bonds, for gross proceeds of $250 million. For the quarter ended March 31, 2012, the effects of the convertible bonds have been excluded from the calculation of diluted earnings per share because the effect is antidilutive. See note 7 for further details.

5.	NEWBUILDINGS

During the three months ended March 31, 2012, the Company entered into a further four new build contracts bringing the total vessels on order to eleven LNG carriers and two FSRU’s. The total contract cost of these newbuilds is approximately $2.7 billion of which $2.4 billion remains outstanding as at March 31, 2012. As at March 31, 2012, $296.6 million of newbuild costs had been capitalized.

As of March 31, 2012, the remaining installments for these vessels are due to be paid as follows:

(in millions of $)

Payable in 9 months to December 31, 2012	127.8
Payable in 12 months to December 31, 2013	1,107.1
Payable in 12 months to December 31, 2014	1,038.7
Payable in 12 months to December 31, 2015	121.0

2,394.6

6.	VESSELS AND EQUIPMENT

Significant additions to vessels and equipment for the three months ended March 31, 2012 include $30.1 million costs relating to the conversion of the Nusantara Regas Satu (formerly named the Khannur) to a FSRU; $40 million relating to the acquisition of the Gandria in connection with the investment in the subsidiary Bluewater Gandria (see note 11); and $12.4 million in relation to the reactivation of both the Hilli and the Gandria.

7.	DEBT AND CAPITAL LEASES

As of March 31, 2012 and December 31, 2011, the Company had long-term debt outstanding of $993.8 million and $771.5 million, respectively.

The Company’s capital lease obligations as at March 31, 2012, and December 31, 2011, were $412.4 million and $405.8 million, respectively.

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (continued)

7.	DEBT AND CAPITAL LEASES (continued)

In January 2012, the amount available for borrowing under the revolving credit facility relating to our major shareholder, World Shipholding was extended from $80 million to $145 million. In February 2012, this was further increased to $250 million. As at March 31, 2012, the outstanding balance on this facility was $90 million. Accordingly a further $160 million was available to borrow under the facility as of March 31, 2012. Subsequently, in May 2012, the facility was reduced to $120 million. See note 9 for further details.

In March 2012, the Company completed a private placement offering for convertible bonds, for gross proceeds of $250 million. In accordance with US GAAP, on inception we recognized a liability of $221.9 million and an equity portion of $25 million. The liability component is recorded at its present value (discounted using an equivalent borrowing rate which does not include the conversion option) and then accreted from its initial discounted value to par. The equity component is valued as the residual of par less the liability component value. The impact of this treatment over the life of the instrument is to increase the interest charge to a “normalized” interest rate as the discount on the liability unwinds over the period to settlement. The secured convertible bonds mature in March 2017 when the holder may convert the bonds into common shares of Golar or redeem at 100% of the principal amount. The convertible bonds have an annual coupon rate of 3.75% which is payable quarterly in arrears. The Company incurred and paid interest on the convertible bonds of $0.6 million during the three month period ended March 31, 2012.

8.	FINANCIAL INSTRUMENTS

Fair values

The Company recognizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value of hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of the Company’s financial instruments at March 31, 2012 and December 31, 2011 are as follows:

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (continued)

8.	FINANCIAL INSTRUMENTS (continued)

		March 31, 2012		December 31, 2011
	Fair value	Carrying	Fair	Carrying
(in thousands of $)	Hierarchy	Value	value	Value	Fair Value

Non-Derivatives:
Cash and cash equivalents	Level 1	107,868	107,868	66,913	66,913
Restricted cash and short-term investments	Level 1	233,333	233,333	213,282	213,282
Long-term unlisted investments (1)	N/a	7,347	N/a	7,347	N/a
Long-term debt – convertible bonds (1)	Level 3	221,942	221,942	–	–
Long-term debt – floating (1)	Level 2	771,872	771,872	771,549	771,549
Obligations under capital leases (1)	Level 2	412,415	412,415	405,843	405,843
Derivatives:
Interest rate swaps liability (2) (3)	Level 2	55,145	55,145	59,084	59,084
Foreign currency swaps liability (2)	Level 2	24,745	24,745	27,622	27,622

1	.	The Company’s debt and capital lease obligations are recorded at amortized cost in the consolidated balance sheets.
2	.	Derivative liabilities are captured within other current liabilities and derivative assets are captured within long-term assets on the balance sheet.
3	.	The fair value/carrying value of interest rate swap agreements that qualify and are designated as cash flow hedges as at March 31, 2012 and December 31, 2011 was $24.6 million (with a notional amount of $432.2 million) and $25.9 million (with a notional amount of $436.3 million), respectively. Accordingly, a further loss of $1.5 million and $3.3 million has been accounted for as a change in other comprehensive income which would have otherwise been recognized in earnings in the three months ended March 31, 2012 and 2011, respectively. The expected maturity of these interest rate agreements is from November 2013 to March 2018.

The carrying values of cash and cash equivalents, which are highly liquid, are a reasonable estimate of fair value.

The estimated fair value for restricted cash and short-term investments is considered to be equal to the carrying value since they are placed for periods of less than six months. The estimated fair value for long-term restricted cash is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

As at March 31, 2012, the Company did not identify any events or changes in circumstances that would indicate the carrying value of its unlisted investment in OLT Offshore Toscana S.p.A were not recoverable. Accordingly, the Company did not estimate the fair value of this investment as at March 31, 2012.

As of March 31, 2012, the estimated fair value for liability component of the convertible bonds entered into in March 2012 is considered to be equal to the carrying value based on discounted cash flow analyses (see note 7 for further details).

The estimated fair values of obligations under capital leases are considered to be equal to the carrying value since they bear interest at rates which are reset on a quarterly basis.

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (continued)

8.	FINANCIAL INSTRUMENTS (continued)

Commodity contracts are measured at fair value with gains and losses recorded in the income statement within other operating gains and losses. Trading losses of $nil and $3.6 million were recognized in the three months ended March 31, 2012 and 2011, respectively.

The fair value of the Company’s derivative instruments is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and the creditworthiness of the Company and its swap counterparties.

As of March 31, 2012, the Company has entered into the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below. The summary also includes those that are designated as cash flow hedges amounting to $432.2 million:

Instrument	Notional value	Maturity Dates	Fixed Interest Rates
(in thousands of $)

Interest rate swaps:
Receiving floating, pay fixed	891,731	2012-2018	0.92% to 5.04%

At March 31, 2012, the notional principal amount of the debt and capital lease obligations outstanding subject to such swap agreements was $891.7 million (December 31, 2011: $899.1 million).

Hedging

The impact of ineffectiveness is immaterial for the three months ended March 31, 2012. There are also no material amounts currently held in accumulated other comprehensive income in relation to hedges which are expected to be reclassified into earnings within the next twelve months.

9.	RELATED PARTY TRANSACTIONS

Receivables (payables) from related parties:

(in thousands of $)	March 31, 2012	December 31, 2011

Frontline Ltd and subsidiaries (“Frontline”) (a)	(488)	181
Bluewater Gandria (b)	–	125
Ship Finance AS (“Ship Finance”) (a)	91	48
World Shipholding
– Loan (c)	(90,000)	(80,000)
– Other (d)	–	(21,134)
Seatankers	(70)	(44)

	(90,467)	(100,824)

a)	Receivables and payables with Frontline and Ship Finance comprise primarily of unpaid management fees, advisory and administrative services. In addition, certain receivables and payables arise when the Company pays an invoice on their behalf and vice versa. Receivables and payables are generally settled quarterly in arrears.

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (continued)

9.	RELATED PARTY TRANSACTIONS (continued)

b)	Bluewater Gandria – In January 2012, the Company acquired the remaining 50% in its joint venture, Bluewater Gandria, which owns the vessel, the Gandria, for a total consideration of $19.5million. As a result of this transaction, Bluewater Gandria is now a wholly owned subsidiary of the Company. Refer to note 11 for further details of the acquisition.

c)	World Shipholding revolving credit facility – In April 2011, the Company entered into a new $80 million revolving credit facility with a company related to our major shareholder, World Shipholding. During the three months ended March 31, 2012, the revolving credit facility was extended to $250 million without any further changes to the original terms of the facility. As of March 31, 2012 the outstanding balance on the facility was $90 million. Accordingly a further $160 million was available to borrow under the facility as of March 31, 2012. Subsequently, in May 2012, the facility was reduced to $120 million.

The facility bears interest at LIBOR plus 3.5% together with a commitment fee of 0.75% for any undrawn portion of the credit facility. The facility is available until September 2013; all amounts due under the facility must be repaid by then. The Company incurred and paid interest on the loan of $1.1 million during the three months ended March 31, 2012. Subsequent to the quarter end, the facility has been reduced to $120 million.

d)	Unpaid dividends to World Shipholding the $21.1 million of unpaid dividends relating to 2011 were settled in March 2012 along with the interest accruing on the balance. The interest arising on the unpaid dividends amounted to $0.2 million for the three months ended March 31, 2012.

Dividends to non-controlling interests
	Three months ended	Three months ended
(in thousands of $)	March 31, 2012	March 31, 2011

Faraway Maritime Shipping Company (“Faraway”)	600	1,000
Golar Partners	5,934	–

	6,534	1,000

Faraway owns the vessel, the Golar Mazo. Golar holds a 60% equity interest in Faraway, with the remaining 40% interest held by CPC Corporation, Taiwan.

In April 2011, the Company’s ownership of its subsidiary, Golar Partners reduced to 65% following the completion of its initial public offering (“IPO”). In February 2012, Golar Partners paid a quarterly distribution of $17.1 million relating to the quarter ended December 31, 2011 of which $5.9 million was paid to non-controlling interests.

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (continued)

10.	OTHER COMMITMENTS AND CONTINGENCIES

Assets Pledged
(in thousands of $)	As of March 31,	As of December 31,
	2012	2011

Book value of vessels secured against long-term loans and capital leases	1, 610,106	1,574,394

As at March 31, 2012 and December 31, 2011, there are pension deficits of $37.8 million and $37.6 million, respectively, recorded within other long-term liabilities.

11.	BUSINESS ACQUISITION

On January 18, 2012, the Company acquired the remaining 50% equity interest for $19.5 million in its joint venture, Bluewater Gandria, which owns the LNG carrier, the Gandria. Bluewater Gandria is a company pursuing opportunities to develop offshore LNG FSRU projects.

Details of the purchase consideration, the net assets acquired and goodwill are as follows:

(in thousands of $)		2012

Fair value of previously held 50% equity interest (a)		19,500
Purchase consideration – cash		19,500

Total assumed acquisition consideration	.	39,000
Less: Fair value of net assets acquired:
– Vessel and equipment, net	40,000
– Inventories	931
– Cash	62
– Prepayments	40
– Other liabilities	(100)
Subtotal		(40,933)

Gain on bargain purchase of Bluewater Gandria		(1,933)

The impact on the income statement of the acquisition of Bluewater Gandria is as follows:
Gain on remeasurement (a)		2,356
Gain on bargain		1,933
Less: Acquisition related costs	..	(205)

Total gain on acquisition of Bluewater Gandria		4,084

a) Remeasurement of equity investment in Bluewater Gandria
On January 18, 2012, the Company remeasured its previously held 50% equity interest in Bluewater Gandria as set forth in the table below:

Equity investment in
(in thousands of $)	Bluewater Gandria

Fair value of previously held 50% equity interest	19,500
Less: Carrying value at acquisition date	(17,144)

Gain on remeasurement of equity interest	2,356

Golar LNG Limited

Notes to Condensed Consolidated Interim Financial Statements (continued)

11.	BUSINESS ACQUISITION (continued)

b)	Revenue and profit contributions
Since the acquisition date, the business has contributed revenues of $nil and a net loss of $3.4 million to the Company for the period from January 18, 2012 to March 31, 2012.

12.	SUBSEQUENT EVENTS

The Board has proposed an increased quarterly cash dividend of $0.325 per share in respect of the first quarter 2012 results. The record date for the dividend is March 9, 2012, ex-dividend date is March 7, 2012 and the dividend will be paid on or about March 21, 2012.

The Company’s US listed subsidiary, Golar LNG Partners LP announced on April 30, 2012 that its board of directors has declared a quarterly cash distribution with respect to the quarter ended March 31, 2012 of $0.43 per unit. This cash distribution will be paid on May 16, 2012 to all unitholders of record as of the close of business on May 9, 2012.

In May 2012, the Company announced that it will hold for an extraordinary shareholder meeting (“EGM”) to be held on June 18, 2012 to obtain shareholder approval to delist from the Oslo Stock Exchange. In accordance with Oslo Stock Exchange rules, such a delisting requires the approval of two-thirds of the shareholders present at the EGM. The Company’s major shareholder, World Shipholding intends to vote in favor of the delisting.

In April 2012, the Company completed the reactivation of both vessels, the Hilli and the Gandria.

The Nusantara Regas Satu completed left the shipyard following its FSRU retrofit in April 2012, and was delivered to its charter in early May 2012. The vessel is currently undergoing its commissioning procedures.

Responsibility Statement

We confirm, to the best of our knowledge, that the condensed consolidated financial statements for the period January 1 to March 31, 2012 have been prepared in accordance with U.S generally accepted accounting policies, and give a true and fair view of the Company’s assets, liabilities, financial position and profit or loss as a whole. We also confirm, to the best of our knowledge, that the interim management report includes a fair review of important events that have occurred during the first nine months of the financial year and their impact on the condensed interim financial statements, a description of the principal risks and uncertainties for the remaining three months of the financial year, and major related parties transactions.

The Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golar LNG Limited (Registrant)

Date: May 30, 2012	By:	/s/ Brian Tienzo Brian Tienzo Chief Financial Officer